UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Rafael Holdings, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

75062E106

(CUSIP Number)

Howard S. Jonas

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Howard S. Jonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,242,182
	8	SHARED VOTING POWER 98,820
	9	SOLE DISPOSITIVE POWER 1,242,182
	10	SHARED DISPOSITIVE POWER 98,820

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2018, as previously amended by Amendment No. 1 thereto filed with the Commission on February 28, 2023. Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 2 amends Items 4 and 5, as set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On September 28, 2022, Rafael A Partners, L.P. (“Rafael Partners”), a limited partnership, was formed among Rafael A Capital, LLC, as general partner, and eight trusts, each for the benefit of a child of Mr. Jonas, with independent trustees, as limited partners. Mr. Jonas serves as the sole manager of Rafael A Capital, LLC, the sole general partner of Rafael Partners.

On July 31, 2023, an aggregate of 787,163 shares of Class A Common Stock were transferred to Rafael Partners from its limited partners, as follows: (i) 98,396 shares from the Liora Jonas Stein 2020 Florida Trust; (ii) 98,396 shares from the Michael Jonas 2020 New Jersey Trust; (iii) 98,395 shares from the Samuel Jonas 2020 New Jersey Trust; (iv) 98,395 shares from the Jonathan Jonas 2020 South Dakota Trust; (v) 98,395 shares from the Joseph Jonas 2020 Alaska Trust; (vi) 98,395 shares from the Rachel Jonas 2020 Nevada Trust; (vii) 98,395 shares from the Tamar Jonas 2020 Nevada Trust; and (viii) 98,396 shares from the Miriam Jonas 2020 New Jersey Trust.

Through his role as manager of Rafael Partners’ general partner, Mr. Jonas has sole voting and dispositive power over the shares of Class A Common Stock held by Rafael Partners.

Item 5. Interest in Securities of the Issuer

Items 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

As of the date hereof, Mr. Jonas beneficially owns 1,341,002 shares of the Company’s Class B Common Stock consisting of: (i) 787,163 shares of Class A Common Stock (which are included herein because they are convertible into shares of the Company’s Class B common stock on a one-for-one basis) held by Rafael Partners; (ii) 452,130 restricted shares of Class B Common Stock held directly, of which 292,555 shares are fully vested, and 159,575 unvested shares are scheduled to vest on June 13, 2024, (iii) 98,820 shares of Class B Common Stock held by The Jonas Foundation; (iv) 778 shares held in a custodial account for the benefit of one of Mr. Jonas’s children (of which Mr. Jonas is the custodian); and (v) 2,111 shares held by Mr. Jonas in his IDT Corporation 401(k) plan account as of July 31, 2023.

Mr. Jonas’ beneficial ownership represents approximately 5.5% of the issued and outstanding shares and 51.3% of the combined voting power of the Company’s outstanding capital stock (assuming conversion of all shares of Class A Common Stock into shares of Class B Common Stock), based on 787,163 shares of Class A Common Stock and 23,507,565 shares of Class B Common Stock (excluding 128,410 treasury shares) issued and outstanding as of June 9, 2023, as provided in the Company’s most recently filed Form 10-Q.

Mr. Jonas, his wife Deborah Jonas, and the Jonas Foundation each have the shared power to cast or to direct the casting of one-tenth of a vote per share on 98,820 shares of Class B Common Stock held by the Jonas Foundation and have the shared power to dispose or to direct the disposition of such shares. Mr. Jonas is a co-trustee of the Jonas Foundation.

As used herein, the term “beneficially owns” shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(c) Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2023

/s/ Joyce J. Mason
Joyce J. Mason
Attorney-in-Fact

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